

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Achilles M. Perry
Vice President and General Counsel – Capital Markets
Canadian Imperial Bank of Commerce
425 Lexington Avenue – 3rd Floor
New York, New York, 10017

    Re: Canadian Imperial Bank of Commerce
          Registration Statement on Form F-3
          Filed September 1, 2021
          File No. 333-259240

Dear Mr. Perry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Description of Debt Securities
General, page 2

1.   Noting the disclosure that you will file a prospectus supplement disclosing the material tax consequences of the original issue discount securities and the debt securities, please revise this filing to disclose to the extent practicable the material U.S. federal income tax consequences of the registered securities or advise. Please also advise whether you plan to file tax opinions relating to the tax consequences of the registered securities.

Part II
Item 9. Exhibits, page II-2

2.   Please file a legal opinion relating to the validity of registered common shares.

Achilles M. Perry
Canadian Imperial Bank of Commerce
September 8, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance